HEI Exhibit 4.6(d)
AMENDMENT 2021-1 TO THE
AMERICAN SAVINGS BANK 401(k) PLAN
The following amendments to the American Savings Bank 401(k) Plan (the “Plan” or “ASB 401(k) Plan”) are made to comply with final Treasury Regulations relating to hardship distributions (84 FR 49651 (Sept. 23, 2019)) and the Internal Revenue Service’s 2019 Required Amendments List for Qualified Retirement Plans.
Effective for hardship distributions made on or after January 1, 2020, Section 6.8(c) is amended and restated in its entirety to read as follows:
(c)Hardship Withdrawals
(i)Available Sources. Hardship withdrawals are available from all Subaccounts.
(ii)Procedures. To qualify for a hardship withdrawal, a Participant must demonstrate (in accordance with procedures approved by the Administrative Committee) that the Participant has an “immediate and heavy financial need” and that the distribution is necessary to satisfy the immediate and heavy financial need.
(iii)Immediate and Heavy Financial Need. A Participant shall be deemed to have an immediate and heavy financial need in connection with:
(A)Burial or funeral expenses for the Participant's deceased parent, spouse, child, dependent (as defined in Section 152 of the Code without regard to subsection 152(d)(1)(B)), or for a deceased primary Beneficiary under the Plan.
(B)Expenses for (or necessary to obtain) medical care that would be deductible under Section 213(d) of the Code, determined without regard to the limitations in Section 213(a) of the Code (relating to the applicable percentage of adjusted gross income and the recipients of the medical care) provided that, if the recipient of the medical care is not listed in Section 213(a) of the Code, the recipient is a primary Beneficiary under the Plan.
(C)Costs directly related to the purchase of the Participant’s principal residence (excluding mortgage payments).
(D)Payment of tuition, related educational fees, and room and board expenses for up to the next 12 months of post-secondary education for the Participant or the Participant’s spouse, child, dependent (as defined in Code Section 152 without regard to Section 152(b)(1), (b)(2), and (d)(1)(B)), or for a primary Beneficiary under the Plan.
(E)Payments necessary to prevent the eviction of the Participant from the Participant’s principal residence or foreclosure on the mortgage of the Participant’s principal residence.

(F)Expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to Section 165(h)(5) and whether the loss exceeds 10% of adjusted gross income).
(G)Expenses and losses (including loss of income) incurred by the Participant on account of a disaster declared by the Federal Emergency Management Agency (“FEMA”) under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, Public Law 100-707, provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster.
A “primary Beneficiary under the Plan” is an individual who is named as a Beneficiary under the Plan and has an unconditional right, upon the death of the Participant, to all or a portion of the Participant’s Account balance under the Plan.
(iv)Withdrawal May Not Exceed Amount of Need. The amount of any hardship withdrawal may not exceed the amount necessary to relieve the immediate and heavy financial need. The withdrawal may include the amount necessary to pay any federal, state, or local taxes or penalties reasonably anticipated to result from the withdrawal.
(v)No Alternative Means Reasonably Available.  A distribution shall not be treated as necessary to satisfy an immediate and heavy financial need of a Participant unless each of the following requirements is satisfied.
(A)The Participant has obtained all other currently available distributions (including distributions of ESOP dividends under section 404(k) of the Code, but not hardship distributions) under the Plan and all other plans of deferred compensation, whether qualified or nonqualified, maintained by a Participating Employer;
(B)The Participant has provided to the Plan Administrator a representation in writing (including by using an electronic medium as defined in Treasury Regulation § 1.401(a)-21(e)(3)), or in such other form as may be prescribed by the Commissioner of Internal Revenue, that he or she has insufficient cash or other liquid assets reasonably available to satisfy the need; and
(C)The Plan Administrator does not have actual knowledge that is contrary to the Participant’s representation.

TO RECORD the adoption of this Amendment 2021-1, American Savings Bank, F.S.B. has executed this document October 4, 2021.
AMERICAN SAVINGS BANK, F.S.B.

By /s/ K. Elizabeth Whitehead
Its EVP, Chief Administrative Officer
3